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                             October 11, 2022

       Kevin Morris
       Chief Financial Officer
       Miso Robotics, Inc.
       680 East Colorado Blvd, Suite 500
       Pasadena, CA 91101

                                                        Re: Miso Robotics, Inc.
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed October 5,
2022
                                                            File No. 024-11964

       Dear Kevin Morris:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Form 1-A

       General

   1. Revise your offering circular, including the cover page, to clearly disclose that the securities you are
offering and seeking to qualify under Regulation A to include your
                                                        Series E Preferred
Stock and the Common Shares available upon conversion of the Series
                                                        E Preferred Stock and
the Bonus Shares. State the maximum amount of securities
                                                        issuable upon the
conversion of any convertible securities and the fixed rate at which such conversion will occur.
Your revisions should include updating the tabular disclosure on your cover page showing
the "Securities Offered by the Company" and revising Item 4 of
                                                        Part I of your Form 1-A
offering statement.
 Kevin Morris
FirstName LastNameKevin Morris
Miso Robotics, Inc.
Comapany
October 11,NameMiso
            2022    Robotics, Inc.
October
Page 2 11, 2022 Page 2
FirstName LastName
      You may contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 Jan Woo, Legal
Branch Chief, at 202-551-3453 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:      Andrew Stephenson